Exhibit 3.6

Office of the Minnesota Secretary of State
Certificate of Organization

I, Steve Simon, Secretary of State of Minnesota, do certify that: The following business entity has duly complied with the relevant provisions of Minnesota Statutes listed below, and is formed or authorized to do business in Minnesota on and after this date with all the powers, rights and privileges, and subject to the limitations, duties and restrictions, set forth in that chapter.
The business entity is now legally registered under the laws of Minnesota.

Name:	Calspan Aero Systems Engineering LLC
File Number:	1448576700055
Minnesota Statutes, Chapter:	322C
This certificate has been issued on:	01/16/2024

Steve Simon Secretary of State State of Minnesota